EXHIBIT 99.1

                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                         CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF DECEMBER 31, 1996 and 1995




                                 TABLE OF CONTENTS

                                 December 31, 1996



LIST OF FINANCIAL STATEMENTS

 Reports of Independent Auditors

 Consolidated Balance Sheets as of December 31, 1996 and 1995

 Consolidated Statements of Operations for the Years Ended December 31,
      1996, 1995 and 1994
 Consolidated Statements of Partners' Deficit for the Years Ended
      December 31, 1996, 1995 and 1994

 Consolidated Statements of Cash Flows for the Years Ended December 31,
      1996, 1995 and 1994

 Notes to Consolidated Financial Statements




                 Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners L.P.

We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners L.P. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners L.P. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.


                                                          /s/ERNST & YOUNG LLP


Greenville, South Carolina
February 4, 1997




                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
Consolidated Capital Equity Partners, L.P.:

We have audited the accompanying statements of operations, partners' deficit and cash flows of Consolidated Capital Equity Partners, L.P. (a California limited partnership) for the year ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in partners' deficit and cash flows of Consolidated Capital Equity Partners, L.P. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                      /s/Arthur Andersen, LLP


Dallas, Texas
March 23, 1995




                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS

                                   (in thousands)


                                                   1996          1995
Assets
    Cash and cash equivalents                 $   2,515     $   2,225
    Investments in limited partnerships             336           460
    Other assets                                  3,979         5,725

    Investment properties:
      Land                                       10,217        10,452
      Building and related personal property     95,236        94,906
                                                105,453       105,358
      Less accumulated depreciation             (70,606)      (68,167)
                                                 34,847        37,191

                                              $  41,677     $  45,601

Liabilities and Partners' Deficit
Liabilities
    Accounts payable and accrued liabilities  $   1,949     $   3,035
    Mortgage notes and interest payable          23,529        25,050
    Master Loan and interest payable            261,136       233,490
                                                286,614       261,575

Partners' Deficit
    General Partner                              (2,449)       (2,159)
    Limited Partners                           (242,488)     (213,815)
                                               (244,937)     (215,974)
                                              $  41,677     $  45,601


            See Accompanying Notes to Consolidated Financial Statements


                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (in thousands)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                                 1996        1995      1994
Revenues:
    Rental                                    $ 19,848   $ 24,907   $ 22,987
    Other income                                   140        119         77

     Total revenues                             19,988     25,026     23,064

Costs and expenses:
    Interest                                    31,323     30,432     27,573
    Operating                                   12,198     16,380     15,903
    Depreciation and amortization                5,372      6,431      6,132
    General and administrative                     965        965        780
    Write-down of investment properties
     and investment in limited partnerships         --      8,814         --

     Total expenses                             49,858     63,022     50,388

    Gain (loss) on disposition of property         907         81        (31)
    Loss before extraordinary item                        (37,915)   (27,355)
    Loss on early extinguishment of debt            --        (19)        --

     Net loss                                 $(28,963)  $(37,934)  $(27,355)

Net loss allocated to general partner (1%)    $   (290)  $   (379)  $   (273)
Net loss allocated to limited partners (99%)   (28,673)   (37,555)   (27,082)

                                              $(28,963)  $(37,934)  $(27,355)


            See Accompanying Notes to Consolidated Financial Statements

                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                    CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                   (in thousands)


                                     General      Limited
                                     Partner      Partners       Total

Partners' deficit at
   December 31, 1993                $(1,507)    $(149,178)    $(150,685)
Net loss for the year ended
   December 31, 1994                   (273)      (27,082)      (27,355)
Partners' deficit at
   December 31, 1994                 (1,780)     (176,260)     (178,040)
Net loss for the year ended
   December 31, 1995                   (379)      (37,555)      (37,934)
Partners' deficit at
   December 31, 1995                 (2,159)     (213,815)     (215,974)
Net loss for the year ended
    December 31, 1996                  (290)      (28,673)      (28,963)
Partners' deficit at
    December 31, 1996               $(2,449)    $(242,488)    $(244,937)


            See Accompanying Notes to Consolidated Financial Statements

                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)


                                             FOR THE YEARS ENDED DECEMBER 31,
                                                1996      1995       1994
Cash flows from operating activities:
Net loss                                     $(28,963) $(37,934) $(27,355)
Adjustments to reconcile net loss to net
 cash provided by operating activities:
 Depreciation and amortization                  5,450     6,440     6,132
 (Gain) loss on disposition of property          (907)      (81)       31
 Write-down of investment properties and
     investments in limited partnerships                  8,814        --
 Change in accounts:
     Other assets                               1,676    (2,871)     (170)
     Interest payable                              57        79    24,648
     Payable to affiliates                         --      (969)      349
     Accounts payable and accrued
        liabilities                            (1,084)    1,039       141
     Interest on Master Loan                   29,523    27,428        --

Net cash provided by operating activities       5,752     1,945     3,776

Cash flows from investing activities:
 Property improvements and replacements        (3,963)   (5,137)   (2,149)
 Purchase of securities available for sale         --        --      (195)
 Proceeds from sale of securities available
     for sale                                      --       195        --
 Net proceeds from the disposition of
     real estate                                1,956        --       130
Net cash used in investing activities          (2,007)   (4,942)   (2,214)

Cash flows from financing activities:
 Proceeds from long-term borrowings                --    23,635        --
 Advances on Master Loan                          367     4,002        40
 Repayment of note payable                     (1,295)       --        --
 Loan costs paid                                   (1)     (798)       --
 Principal payments on Master Loan             (2,243)  (21,661)       --
 Principal payments on notes payable             (283)   (3,349)     (638)

Net cash (used in) provided by
     financing activities                      (3,455)    1,829      (598)

Net increase (decrease) in cash and
     cash equivalents                             290    (1,168)      964

Cash and cash equivalents, at beginning
 of year                                        2,225     3,393     2,429
Cash and cash equivalents, at end of year $ 2,515 $ 2,225 $ 3,393 Supplemental disclosure of cash flow information:
 Cash paid for interest                      $  1,664  $  2,917  $  2,550



          See Accompanying Notes to Consolidated Financial Statements

Note A - Organization and Summary of Significant Accounting Policies

Organization: Consolidated Capital Equity Partners ("EP"), a California general partnership, was formed on June 24, 1981, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. The operations of EP were financed substantially through nonrecourse notes (the "Master Loan") from Consolidated Capital Institutional Properties ("CCIP"), a California limited partnership. These notes are secured by the real properties owned by EP. The General Partner of CCIP is ConCap Equities, Inc. ("CEI"), a Delaware corporation. In November 1990, EP's general partners executed a new partnership agreement (the "New Partnership Agreement") in conjunction with the bankruptcy settlement discussed below whereby EP converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners L.P. ("CCEP"). Pursuant to the New Partnership Agreement, ConCap Holding, Inc. ("CHI"), a Texas corporation, a wholly-owned subsidiary of CEI, became the general partner of CCEP, and the former general partners of EP became limited partners of CCEP. CHI has full discretion with respect to conducting CCEP's business, including managing CCEP's properties and initiating and approving capital expenditures and asset dispositions and refinancings. All of CEI's outstanding stock is owned by an affiliate of Insignia Financial Group, Inc. ("Insignia"), which was acquired through two transactions in December 1994, and October 1995.

Principles of Consolidation: CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

The operations from September 30, 1993, through November 30, 1995, of The Sterling are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. The Sterling was transferred to CCIP in a series of transactions on November 30, 1995.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

     Unrestricted - Unrestricted cash includes cash on hand and in banks and in money market funds. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

     Restricted cash - tenant security deposits - CCEP requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

Restricted Escrows:

     Replacement Reserve Account: At the time of the December 15, 1995, refinancing approximately $375,000 of the proceeds were designated for a "replacement reserve fund" for certain capital replacements (as defined in the Replacement Reserve Agreement) at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village. At December 31, 1996, the "replacement reserve fund" was approximately $693,000 and is included in other assets.

     Repair Escrow Account: In addition to the Replacement Reserve Account, approximately $2,456,000 of the refinancing proceeds were designated for a "repair escrow" to cover necessary repairs and replacements to be completed at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village within one year of closing. At December 31, 1996, the balance was approximately $727,000 and is included in other assets. All excess funds will be transferred into the Replacement Reserve Account once the necessary repairs have been completed.

Escrows for Taxes: These funds, held by the Partnership and the mortgage holder, are designated for the payment of real estate taxes and are included in other assets.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of approximately $780,000, less accumulated amortization of $81,000, are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Note Receivable In-Substance Foreclosed: The Sterling Apartment Homes and Commerce Center ("The Sterling") was deemed in-substance foreclosed as of September 30, 1993. The Sterling note receivable is deemed in-substance foreclosed because control of the property effectively rests with an affiliate of CCEP and the debtor is unable to pay debt service according to the note terms. The note receivable in-substance foreclosed is recorded at the estimated fair value of the collateral property. See "Note B."

Investments in Limited Partnerships: The investments in limited partnerships represent certain interest in three affiliated limited partnerships that were contributed by EP's general partners to CCEP. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to CCEP or the current estimated fair value of the interests. CCEP wrote this investment down $1 million to its estimated fair value during the third quarter of 1995. Also, in the fourth quarter of 1995, CCEP received distributions from two of the affiliated partnerships of approximately $1,048,000. During 1996, CCEP received distributions from three of the affiliated partnerships of approximately $124,000. This amount was subsequently paid to CCIP as a principal payment on the Master Loan per the loan agreement.

Advertising: CCEP expenses the costs of advertising as incurred.

Investment Properties: During 1995, CCEP adopted "FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. During 1995, 444 De Haro experienced a decline in its estimated net realizable value. Accordingly, CCEP recorded approximately $2.814 million in expense for the write-down on the real estate in the year ended December 31, 1995. CCEP did not record any expense for the write down on real estate during the year ended December 31, 1996.

Leases: CCEP leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with "FASB Statement No. 13 Accounting for Leases.". Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease. For all other leases, minimum rents are recognized over the terms of the leases.

CCEP generally leases apartment units for twelve-month terms or less. CCEP recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expenses as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1996 and 1995, lease commissions totaled approximately $741,000 and approximately $625,000, respectively, with accumulated amortization of approximately $297,000 and approximately $201,000, respectively. Lease commissions are included in other assets.

Allocation of Net Income: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI.

Due to Affiliates: Due to affiliates primarily represents cash flow payments owed by CCEP to CCIP in accordance with the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by CCEP. The Partners are responsible for their respective shares of CCEP's net income or loss. CCEP reports certain transactions differently for tax than for financial statement purposes.

The tax basis of CCEP's assets and liabilities is approximately $156.5 million greater than the assets and liabilities as reported in the financial statements at December 31, 1996.

Fair Value: In 1995, CCEP implemented "FASB Statement No. 107, Disclosure about Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The carrying amount of CCEP's cash and cash equivalents approximates fair value due to short-term maturities. CCEP estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership.

Reclassifications: Certain reclassifications have been made to the 1995 and 1994 information to conform to the 1996 presentation.

Note B - Note Receivable Deemed in-Substance Foreclosed

CCEP held a note receivable (the "Sterling Note" formerly the "Carlton House Note") secured by a deed of trust on The Sterling with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued but unpaid interest. The note receivable has been in default since 1991. As described more fully below the required debt service payments were reduced to only the amount of net cash flow from The Sterling. CCEP recognized no interest income in 1994 and 1995, as no cash related to the note receivable was received by CCEP.

The Sterling was originally owned by CCEP. In 1984, CCEP sold The Sterling and received back a $28 million purchase money note secured by a first lien on the property. CCEP assigned this purchase money note to CCIP as additional collateral for the Master Loan. In 1986, the buyer defaulted on this purchase money note and filed for bankruptcy when CCEP attempted to foreclose on The Sterling. Pursuant to a reorganization plan, a successor (New Carlton House Partners, Ltd., "NCHP") to the buyer executed a new promissory note in the amount of $31.5 million (the Sterling Note).

In early 1991, NCHP defaulted on The Sterling Note. Since the default, CCEP and NCHP have negotiated a restructuring of The Sterling Note. During the negotiating process, the owner made interim payments of $150,000 per month. In 1992, CCEP and NCHP entered into a Restructure Agreement. Pursuant to the Restructure Agreement, 1801 Tower, Inc., an affiliate of CCEP and CCIP was substituted as the new general partner of NCHP in February 1993.

In September 1993, a wholly-owned subsidiary of CCIP purchased the $20.4 million second lien mortgage note secured by The Sterling from an unaffiliated third party. This mortgage note, which is subordinate to CCEP's Master Loan debt secured by The Sterling, remains the obligation of NCHP. As a result of the facts that (1) NCHP has no equity in The Sterling, considering the current fair value of The Sterling; (2) proceeds for repayment of The Sterling Note can be expected to come only from the operations or sale of The Sterling; and (3) NCHP effectively abandoned control of The Sterling to CCEP when 1801 Tower, Inc. gained the general partner interest in NCHP in 1993, CCEP deemed The Sterling in-substance foreclosed as of December 31, 1993.

On November 30, 1995, NCHP, owner of a multi-use apartment/commercial building known as The Sterling, CCEP, Philly Associates Inc., a Texas Corporation ("Philly"), and Kennedy Boulevard Associates, L.P., a Pennsylvania limited partnership ("KBA-I, L.P.") (an affiliate of CCIP) entered into a consensual Transfer Agreement whereby certain mortgage notes held by CCEP and Philly that are secured by The Sterling were assigned to KBA-I, L.P. As NCHP is unable to repay the debt, the parties agreed that in order to avoid the additional costs and expenses of litigation or a judicial foreclosure, that NCHP transfer The Sterling to KBA-I, L.P. by a deed-in-lieu of foreclosure in full satisfaction of its obligations on the mortgages assigned to KBA-I, L.P. As an additional matter, the transfer of The Sterling to KBA-I, L.P. shall be in satisfaction of a portion of the amounts owed by CCEP to CCIP under the Master Loan Agreement. NCHP transferred The Sterling to KBA-I, L.P. and CCIP recorded the transfer on November 30, 1995.

Summarized below are the results of operations of The Sterling that are included in CCEP's financial statements for the years ended December 31, 1995 and 1994, prepared on the same basis as CCEP's financial statements. Any intercompany balances between CCEP and The Sterling have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:

                                    For the Eleven  For the Year
                                     Months Ended      Ended
                                     November 30,   December 31,
                                         1995           1994

Rental revenue                         $ 5,705       $ 4,831
Investment income                           26            27
Total revenues                           5,731         4,858

Costs and expenses:
  Property operations                    3,747         4,108
  Depreciation                             953           920
  Administrative                           103            78
  Interest                               1,342             3
  Write-down of investment
       property                          5,000            --

Total costs and expenses                11,145         5,109

Net loss                               $(5,414)      $   (251)



Note C - Disposition of Real Estate

On September 13, 1996, CCEP sold Lakeview office Tower to an unrelated third party for a contract price of $2,060,000. The Partnership received net proceeds of approximately $1,956,000 after payment of closing costs. A portion of the net proceeds were used to retire a mortgage note payable on the property in the amount of approximately $1,295,000. The remaining proceeds of approximately $587,000 were remitted to CCIP to pay down the Master Loan.

During 1995, CCEP recognized a gain of approximately $134,000 related to a clubhouse fire at Tates Creek Village and a roof replacement at The Knolls. Offsetting these gains were losses of approximately $53,000 relating to roof replacements at Granada, Society Park East, Palm Lake, Indian Creek Village and Shirewood Townhomes.

During 1994, CCEP sold a building and the related parcel of land which was adjacent to the Plantation Gardens Apartments. CCEP recognized a $31,000 loss on the sale.


Note D - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at December 31, 1996, and December 31, 1995, are $261.1 million and $233.5 million, respectively.

Terms of the New Master Loan Agreement

Under the terms of the New Master Loan Agreement (as adopted in November 1990), interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%.
The interest rates for each of the years ended December 31, 1996, 1995 and 1994 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow." If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flow, as defined, however the fair value is not believed to be in excess of the fair value of the underlying collateral.

Effective January 1, 1993, CCEP and CCIP amended the New Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to CCEP. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP by the amount of CCEP's capital expenditures, since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for CCEP.

CCIP advanced approximately $367,000 and $4 million to CCEP as an advance on the Master Loan during 1996 and 1995, respectively, to pay for deferred maintenance and capital improvements and to pay off certain third party mortgages. In February 1994, CCIP advanced approximately $589,000 to New Carlton House Partners ("NCHP"), as an advance on the note receivable ("The Sterling Note") secured by a deed of trust on The Sterling Apartment Homes and Commerce Center ("The Sterling"), to pay The Sterling's 1994 property taxes. In February 1994, CCIP advanced $40,000 to CCEP as an advance on the Master Loan. CCEP then advanced $40,000 to NCHP as an advance on The Sterling Note to pay the remaining balance of 1993 property taxes. The Sterling note was forgiven in the November 30, 1995, deed-in-lieu of foreclosure transaction. The Sterling note had been previously written-off in the 1993 in-substance foreclosure transaction.

In connection with the transfer of The Sterling to KBA-I, the General Partner of CCIP had a valuation performed on the property to determine its estimated fair value. The asset had previously been recorded on the books on the Partnership and for valuation for the Master Loan based upon appraisals performed by a third party. The last appraisal valued the property as of May 12, 1995. The General Partner believed that the information needed to evaluate the property had changed since this appraisal and that the use of updated information would ensure a more accurate recording of the transfer of this asset.

Based on its ongoing evaluation of the condition of the property, the General Partner concluded that additional information received during the fourth quarter of 1995 regarding the extent of deferred maintenance and improvements needed to the property indicated that a $5,000,000 write-down was needed to reduce the property to its estimated net realizable value. The Partnership recorded this write-down during the fourth quarter of 1995 before the property was transferred to KBA-I.

Note E - Notes and Interest Payable

The principal terms of mortgage notes payable are as follows (in thousands):


                        Principal   Monthly                     Principal
                       Balance At   Payment    Stated            Balance
                      December 31, Including  Interest Maturity   Due At
Property                  1996      Interest    Rate     Date    Maturity

Indian Creek Village
 1st Mortgage           $ 4,652      $ 31      6.95%  12/01/05   $ 4,036
The Knolls
 1st Mortgage             5,370        36      6.95%  12/01/05     4,659
Palm Lake
 1st Mortgage             1,732        12      6.95%  12/01/05     1,503
Plantation Gardens
 1st Mortgage             7,027        47      6.95%  12/01/05     6,097
Society Park East
 1st Mortgage             2,039        14      6.95%  12/01/05     1,769
Tates Creek Village
 1st Mortgage             2,573        17      6.95%  12/01/05     2,233

Totals                  $23,393

At December 31, 1996, the notes payable are all nonrecourse, collateralized by deeds of trust on the real property.

The estimated fair value of CCEP's aggregate debt, excluding the Master Loan, approximates its carrying value. This estimate is not necessarily indicative of the amount the Partnership may pay in actual market transactions.

On December 15, 1995, CCEP successfully financed new mortgage notes on Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village. Of the $23,635,000 gross proceeds received in the refinancing, approximately $546,000 was used to pay off the old mortgage debt on Tates Creek Village. Additionally, $19,857,000 of the net proceeds was used to pay down the Master Loan to CCIP. This new debt is superior to the Master Loan.

Summary of Maturities

Principal payments on notes payable are due as follows (in thousands):


  Years Ending December 31,               Notes Payable
         1997                             $    260
         1998                                  279
         1999                                  298
         2000                                  320
         2001                                  343
       Thereafter                           21,893
         Total                            $ 23,393


Note F - Related Party Transactions

CCEP has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1996, 1995 and 1994. For the year ended December 31, 1994, a portion of such property management fees were paid to the unaffiliated property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations.
In July 1993, Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, assumed day-to-day property management responsibility for two of CCEP's properties under the same fee arrangement as the unaffiliated management companies. Additionally, from February 1993 until December 1994, Coventry managed The Sterling for CCEP. In late December 1994, an affiliate of Insignia Financial Group, Inc. ("Insignia"), an affiliate of the General Partner, assumed day-to-day property management responsibilities for all of CCEP's properties. Fees paid to affiliates of Insignia during the years ended December 31, 1996 and 1995, and fees paid to Coventry and PSI for the year ended December 31, 1994, are reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements for the year ended December 31, 1996, 1995 and 1994, as reflected in the following table:


                                                       For the Years Ended
                                                          December 31,
                                                   1996       1995      1994
                                                         (in thousands)

   Property management fees                      $1,000     $1,253      $740
   Investment advisory fees                         182        233       257
   Lease commissions                                 69        221       110
   Reimbursement for services of affiliates (1)     537        428       319

(1) Included in "reimbursements for services of affiliates" for 1996 is approximately $150,000 in reimbursements for construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement. Such interest and principal payments totaled approximately $2.5 million and $1.5 million for the years ended December 31, 1995 and 1994, respectively. There were no interest payments during 1996. The Partnership received advances under the Master Loan Agreement totaling $40,000 in February 1994. Advances of approximately $4 million were made under the Master Loan Agreement during the year ended December 31, 1995. The Sterling was transferred to CCIP on November 30, 1995, in partial settlement of the Master Loan. As a result of this transaction, CCIP relieved the Master Loan obligation by approximately $15,537,000. Additionally, the net proceeds from the financing of Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village of $19,857,000 were paid to CCIP to pay down the Master Loan. Also, approximately $1,048,000 of distributions received from two affiliated partnerships were paid to CCIP to pay down the Master Loan.

During 1996, advances of approximately $367,000 were made under the Master Loan Agreement. During the year ended December 31, 1996, CCEP paid approximately $2,243,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995, financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage holder. In September 1996, Lakeview Office Towers was sold and approximately $587,000 was paid to CCIP to pay down the Master Loan. Also, approximately $123,000 of distributions received from three affiliated partnerships and approximately $1,432,000 of excess cash flow was paid to CCIP to reduce the Master Loan obligation.

On July 1, 1995, CCEP began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note G - Revenues

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


                   YEAR ENDING
                   DECEMBER 31,
                       1997               $2,159
                       1998                1,870
                       1999                1,618
                       2000                1,177
                       2001                  791
                    Thereafter             1,033
                                          $8,648


There is no assurance that this rental income will continue at the same level when the current leases expire.

Note H - Real Estate and Accumulated Depreciation

The investment properties owned by the Partnership consist of the following:

(dollar amounts in thousands)

                                Building
                               & Related
                                Personal           Accumulated  Depreciable
Description             Land    Interest   Total   Depreciation  Life-Years

444 De Haro           $   947  $12,231   $ 13,178   $ 9,296         3-18
Granada                   171    2,849      3,020     2,082         5-18
Indian Creek Village    1,041    8,242      9,283     5,941         5-18
The Knolls                647    6,797      7,444     4,876         5-18
Northlake Quadrangle      980    4,157      5,137     3,343         5-18
Palm Lake                 272    4,300      4,572     3,238         5-18
Plantation Gardens      1,958   12,919     14,877     9,675         5-18
Regency                   350    7,174      7,524     5,357         5-18
Magnolia Trace            892    5,599      6,491     4,228         5-18
Shirewood Townhomes       494    5,968      6,462     4,413         5-18
Silverado                 628    4,591      5,219     3,625         5-18
Society Park              966    8,264      9,230     6,275         5-18
Society Park East         489    5,163      5,652     3,353         5-18
Tates Creek Village       382    6,982      7,364     4,904         5-18

Total                 $10,217  $95,236   $105,453   $70,606